Exhibit 4.3

Promissory Note

Date:  May 4, 2009

Place:

$997,545.50

MGP Ingredients, Inc. (“Maker”) hereby acknowledges indebtedness to Union Pacific Railroad Company in the amount of Nine Hundred Ninety Seven Thousand Five Hundred Forty Five and 50/100ths Dollars ($997,545.50), and hereby promises to pay to the order of Union Pacific Railroad Company at Omaha, Nebraska, or at such other place as the Holder hereof may designate in writing, the principal sum of Nine Hundred Ninety Seven Thousand Five Hundred Forty Five and 50/100ths Dollars ($997,545.50) together with interest thereon from the date hereof until paid in full, at the rate of Ten percent (10%) per annum, payable as follows:

Payments covering principal and interest in the sum of not less than Seventy Five Thousand and No/100ths Dollars ($75,000.00) monthly commencing on Friday, May 15, 2009, and on the fifteenth day of every month thereafter until the full amount of principal has been paid, the said installments to be first applied to accrued interest and the balance to principal; provided, however, that the final payment shall be in the amount of the then unpaid balance.

Payments shall reference Promissory Note Account AA139 and shall be sent to 12567 Collections Center Drive, Chicago, IL 60693, or such other place as the Holder hereof may designate in writing.

The aforementioned sixteen (15) payments, totaling One Million Sixty One Thousand Seven Hundred Twenty Six and 67/100ths Dollars ($1,061,726.67), made as reflected herein, shall constitute the full amount of this indebtedness and payment in full of the bills identified on Exhibit A attached hereto and incorporated herein by reference.

Any payment which falls due on a bank holiday or weekend shall be paid on the immediately succeeding business day.  If any installment of principal or interest is not paid when due, the Holder of this Note may declare the entire unpaid balance due and payable at once without further notice to the Maker.  The Maker waives any right to receive notice of Holder’s intent to accelerate the debt under this Note, and to receive notice of such acceleration.  No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.  A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.  The Maker of this Note may at any time without penalty prepay the unpaid balance of this debt in whole or in part; provided, however, that in the event of a partial prepayment the Maker shall be obligated to continue making regular and uninterrupted monthly payments for the amount and on the monthly payment date specified herein so long as any portion of the indebtedness represented by this Note remains unpaid.  Prepayments shall be applied first to the interest due and then to the remaining principal.

The Maker and all sureties, guarantors and endorsers hereof waive demand, grace, notice, presentment for payment, and protest.

In the event this Note is placed in the hands of an attorney for collection, the Maker and all its representatives, successors and assigns will repay on demand all costs and expenses thereby incurred by the Holder, including reasonable attorney’s fees, plus interest thereon at the highest rate allowable under applicable law until paid.

The Maker irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the District Court of Douglas County, Nebraska, or the United States District Court for the District of Nebraska, and any appellate court from any appeal from those courts, in any action or proceeding arising out of or relating to this Note, or for recognition or enforcement of any judgment.  The Maker irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in the District Court of Douglas County, Nebraska, or in the United States District Court for the District of Nebraska.  The Maker agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

The Maker irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this section, and stipulates that the District Court of Douglas County, Nebraska, and the United States District Court for the District of Nebraska, shall have in personam and subject-matter jurisdiction and venue over it for the purpose of litigating any dispute, controversy, or proceeding arising out of or related to this Note.

The Maker irrevocably authorizes, accepts, and consents to service of process sufficient for personal jurisdiction in any action against it by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Note.  Nothing in this Note will affect the right of the Holder to serve process in any other manner permitted by law.

MGP Ingredients, Inc.

By:	/s/	Tim Newkirk
Mr. Tim Newkirk – CEO

MGP Ingredients, Inc.
Cray Business Plaza, 100 Commercial St.
Atchison, KS 66002-0130